

October 15, 2012

<u>Via E-mail</u>
Ms. Karin Weaver
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

> **Re:** **Cracker Barrel Old Country Store, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on October 9, 2012 by Biglari Holdings Inc.**
> **File No. 001-25225**
>
> **Amendment No. 18 to Schedule 13D**
> **Filed on October 15, 2012 by Biglari Holdings Inc.**
> **File No. 005-60679**

Dear Ms. Weaver:

We have reviewed your filings and have the following comments.

<u>General</u>

1.   As a preliminary matter, please file the material attached as Exhibit 99.1 to your
Schedule 13D as soliciting material under cover of Schedule 14A. Additionally, in that
exhibit, you have asserted publicly that numerous of Cracker Barrel's statements are false
and misleading. With regard to these claims, please address the following, consistent
with Rule 14a-9:

- Steak n Shake as a "restaurant acquisition and holding company": Your most recent
Form 10-K indicates that 99.5% of your net revenues for fiscal 2011 came from
restaurant operations, namely Steak n Shake and Western Sizzlin. You appear to act
as a holding company for each of these operations, and appear to have obtained these
interests through acquisition. Please advise how you determined that Cracker
Barrel's characterization is false and misleading.

- Specific plans or proposals for Cracker Barrel's business: You set forth several
proposals you have made for Cracker Barrel, but none of these relate to operational
improvements addressing your principal claim that Cracker Barrel may improve
results by increasing customer traffic and per-store operating income. Cracker

Barrel's statements regarding "specific plans or proposals" appear to be made in this context. If your nominees have specific plans or proposals for improving operational results, please disclose them.

- Steak n Shake as a "family dining restaurant chain": Please cite the industry sources which provide definitive criteria for referring to a restaurant in this manner, and describe how you determined that Steak n Shake does not fit these criteria. Your statement that Steak n Shake can be characterized as a quick service restaurant does not on its face preclude alternative characterizations.

- Disclosure regarding your dual-class proposal: Please disclose the effect on future shareholders of the proposed dual-class structure. Your disclosure is limited to the effect on current shareholders, but the proposal would appear to negatively impact future shareholders. Your proxy statement disclosure regarding this proposal states this explicitly.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP